

17009526

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
B- 67579

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2016__ AND ENDING __December 31, 2016__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quantum Capital, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

. 1911 Hillandale Road   Suite 1020
                         (No. and Street)

Durham	No Carolina	27705-2666
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Scott Syphers   919-309-1406

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D'Arelli Pruzansky, P.A.

(Name – if individual, state last, first, middle name)

5489 Wiles Road Unit 303	Coconut Creek	Florida	33073
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Scott Syphers _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Quantum Capital, LLC
_____ , as

of _____December 31,_____, 20 _16__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

Karen Z. Fischer
COMMISSION # FF165001
EXPIRES: Nov. 22, 2018
WWW.AARONNOTARY.COM

_____
Signature

_____
CCO

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS



D'Arelli Pruzansky, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Members
of Quantum Capital, LLC

We have audited the accompanying statement of financial condition of Quantum Capital, LLC as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Quantum Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quantum Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information, consisting of the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of Quantum Capital, LLC's financial statements. The supplemental information is the responsibility of Quantum Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

P'Arelli Pruzansky, P.A.

Certified Public Accountants
Coconut Creek, Florida
March 28, 2017

5489 Wiles Road, Unit 303 • Coconut Creek, Florida 33073 • Phone: 754.205.6417 • Fax: 754.205.6519

QUANTUM CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$	16,681
Prepaid expenses		2,672
Property and equipment, net		-
Total assets	$	19,353

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	4,900
Total liabilities		4,900
Members' equity		14,453
Total liabilities and member's equity	$	19,353

QUANTUM CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:		
Fee Income	$	63,454
Mutual Fund Income		431
Total revenue		63,885
Expenses:		
Commission epense		49,418
Communication/Email Expense		1,600
Professional fees		4,930
Rent		1,200
Regulatory fees		3,256
Other expenses		1,742
Total expenses		62,146
Net Income	$	1,738

See accompanying notes to financial statements

-4-

QUANTUM CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

Balance, December 31, 2015	$	10,715
Contributions		2,000
Net Income		1,738
Balance, December 31, 2016	$	14,453

QUANTUM CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:		
Net Income	$	1,738
Adjustments to reconcile net income to net cash used in operating activities		
Changes in assets and liabilities:		
(Increase) decrease in:		
Prepaid expenses		(1,172)
Increase (decrease) in:		
Accounts payable and accrued expenses		(800)
Net cash used in operating activities		(234)
Cash flows from financing activities:		
Contributions		2,000
Net cash provided by financing activities		2,000
Net decrease in cash		1,766
Cash, beginning of year		14,915
Cash, end of year	$	16,681
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest and taxes	$	-

NOTE 1 - DESCRIPTION OF BUSINESS

Quantum Capital, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company is a North Carolina Limited Liability Company. The company provides Investment Banking Services and sales of Mutual Funds.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. At December 31, 2016, the company had no cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of the assets, which are from five to seven years. Expenditures for maintenance and repairs are charged to expense as incurred.

Property and equipment consists of the following as of December 31, 2016:

Office equipment	$	988
Furniture and Equipment		1,516
		2,504
Less: accumulated depreciation		2,504
	$	-

There was no depreciation expense for the year ended December 31, 2016. The assets are fully depreciated.

Revenue Recognition

The company earns revenue from investment banking and consulting. Investment banking fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion of a transaction.

The concentration of revenue in 2016 was attributable to the Company receiving fees from two Private Placements and mutual fund commissions from one fund. During the year ended December 31, 2016 the Company derived approximately 92% of revenues from one customer.

QUANTUM CAPITAL, LLC
NOTES TO FINANCIALS STATEMENTS
YEAR ENDED DECEMBER 31, 2016

NOTE 2 (continued)

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Prepaid Expenses

In December the firm prepaid its 2017 registration renewal fees of $2,672 to FINRA.

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on his distributive share of the liability or the Company's income whether or not that income is actually distributed. Accordingly, no provision for liabilities or income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2016.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company incurred expenses for rent in the amount of $1,200 to a related party, which is a company with common ownership, for the year ended December 31, 2016.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $ 11,781 which was $6,781, in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .4156 to 1.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits. The company has experienced no losses in their accounts and believes that the risk of loss is minimal.

NOTE 6 – Fair Value of Financial Instruments

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

At December 31, 2016, the company has no financial instruments that require fair value measurement.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Lease

Our offices are located on 1911 Hillandale Road, Suite 1020 Durham, NC 27705. The Company leases approximately 145 square feet of these facilities from a related third party for approximately $100 per month base rent, all utilities except telephone are included under the agreement. The agreement is on a month to month basis with no expiration date. Therefore no minimum future lease payments are applicable for disclosure.

NOTE 8 – SUBSEQUENT EVENTS

We have evaluated subsequent events through March 28, 2017, the date the financial statements were available to be issued and noted that there were no such events that required an adjustment to or disclosure of in the financial statements.

SUPPLEMENTAL INFORMATION

QUANTUM CAPITAL, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

Net capital computation:

Total member's equity	$	14,453
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		2,672
Total non-allowable assets		2,672
Net capital before haircuts on securities positions		11,781
Total haircuts on securities		-
Net capital		11,781
Required minimum capital		5,000
Excess net capital	$	6,781

Aggregate indebtedness:

Aggregate indebtedness as included in the		
Statement of Financial Condition	$	4,900
Ratio of aggregate indebtedness to net capital		.416 to 1

Reconciliation:

Net capital, per unaudited December 31, 2016 FOCUS report, as filed	$	11,781
Audit Adjustments		-
Net capital, per December 31, 2016 audited report, as filed	$	11,781

See accompanying report of independent public accounting firm.

QUANTUM CAPITAL, LLC
SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17A-5
OF THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2016

Quantum Capital, LLC is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i) ie., limited business (investment banking).

Therefore, the following reports are not presented:

A)   Computation for Determination of Reserve Requirement under Rule 15c3-3.

B)   Information Relating to the Possession or Control Requirements under Rule 15c3-3.



D'Arelli Pruzansky, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Members
of Quantum Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Quantum Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Quantum Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Quantum Capital, LLC stated that Quantum Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Quantum Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Quantum Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

D'Arelli Pruzansky, P.A.

Certified Public Accountants
Coconut Creek, Florida
March 28, 2017

2017 MAR 34 AM 8: 03
SEC / TM
RECEIVED

-17-

QUANTUM CAPITAL, LLC

1911 HILLANDALE ROAD, SUITE 1020 - DURHAM, NC 27705
(919) 383-3246 - OFFICE -- (919) 309-9890 - FAX

March 28, 2017

Exemption Report

RE: Quantum Capital, LLC fiscal year end December 31, 2016 Certified Audit

Quantum Capital, LLC is operating under the (k)(2)(i) exemption of SEC Rule 15c3-3, "Customer Protection Reserves and Custody of Securities". The firm does not hold cash or securities for the account of customers. All transactions are cleared through separate broker-dealers, on a fully disclosed basis.

To the best knowledge and belief, the firm qualifies for exemption from the provisions of SEC Rule 15c3-3(k)(2)(i), and has met the identified exemption provisions for the year ended December 31, 2016 without exception.

Scott Syphers

Chief Compliance Officer

Securities Offered Through Quantum Capital, LLC
Member FINRA/SIPC